Exhibit 99.4

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES, AND OTHER NOMINEES

Offer to Exchange Warrants to Acquire Shares of Common Stock

of

Granite Ridge Resources, Inc.

for

Shares of Common Stock

of

Granite Ridge Resources, Inc.

and

Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (EACH AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON JUNE 16, 2023, OR SUCH LATER TIME AND DATE TO WHICH THE COMPANY MAY EXTEND THE OFFER. WARRANTS (AS DEFINED BELOW) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

May 19, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:

Enclosed are the prospectus/offer to exchange, dated May 19, 2023 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal and Consent”), which together set forth the offer of Granite Ridge Resources, Inc., Delaware corporation (the “Company”), to each holder of the Company’s warrants (“Granite Ridge Warrants” or the “warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“Granite Ridge Common Stock”), to receive 0.250 shares of Granite Ridge Common Stock in exchange for each warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Time, on June 16, 2023, or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”

The Offer is being made to all holders of the Granite Ridge Warrants to purchase Granite Ridge Common Stock at an exercise price of $11.50 per share.

The Granite Ridge Warrants were originally sold as part of the CAPS™ in connection with the initial public offering (the “ENPC IPO”) of Executive Network Partnering Corporation, a Delaware corporation (“ENPC”) (whether they were purchased in the ENPC IPO or thereafter in the open market). Each CAPS™ sold in the ENPC IPO originally consisted of (i) one share of Class A common stock of ENPC (“ENPC Class A Common Stock”) and one-quarter of one warrant to purchase one share of ENPC Class A Common Stock (the “ENPC Warrants”). Pursuant to the Assignment, Assumption and Amendment Agreement, dated as of October 24, 2022 (the “Warrant Agreement Amendment and Assignment”), by and among the Company, ENPC and Continental Stock Transfer & Trust Company as warrant agent, each ENPC Warrant was converted into one Granite Ridge Warrant.

Each warrant entitles the holder to purchase one share of Granite Ridge Common Stock at a price of $11.50 per share, subject to adjustment. The Granite Ridge Warrants are quoted on the New York Stock Exchange (the “NYSE”) under the symbol “GRNT WS.” As of May 12, 2023, 10,349,975 Granite Ridge Warrants were outstanding. Pursuant to the Offer, the Company is offering up to an aggregate of 2,587,493 shares of Granite Ridge Common Stock in exchange for the warrants.

Each holder whose warrants are exchanged pursuant to the Offer and Consent Solicitation (as defined below) will receive 0.250 shares of Granite Ridge Common Stock for each warrant tendered by such holder and exchanged. Any warrant holder that participates in the Offer and Consent Solicitation may tender less than all of its warrants for exchange.

No fractional shares of Granite Ridge Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of Granite Ridge Common Stock on the NYSE on the last trading day of the Offer Period, less any applicable withholding taxes. The Company’s obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered public warrants.

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Granite Ridge Warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of September 15, 2020, by and between ENPC and Continental Stock Transfer & Trust Company, as warrant agent, as amended on March 24, 2021, by and between ENPC and Continental Stock Transfer & Trust Company and as assigned pursuant to the Warrant Agreement Amendment and Assignment (as amended and assigned, the “Warrant Agreement”), to permit the Company to require that each Granite Ridge Warrant that is outstanding upon the closing of the Offer be exchanged for 0.225 shares of Granite Ridge Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least 50% of each of the outstanding Granite Ridge Warrants.

Parties representing approximately 51.3% of the outstanding Granite Ridge Warrants have agreed to tender their Granite Ridge Warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement. Accordingly, because the holders of more than 50% of our outstanding Granite Ridge warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions described in the Offer and Consent Solicitation are satisfied or waived, then the Warrant Amendment will be adopted.

Holders of warrants may not consent to the Warrant Amendment without tendering warrants in the Offer and holders may not tender such warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of this Letter of Transmittal and Consent relating to the warrants and, therefore, by tendering warrants for exchange, holders will be delivering to us their consent to the Warrant Amendment. Warrant holders may revoke consent at any time prior to the Expiration Date by withdrawing the warrants holders have tendered in the Offer.

Warrants not exchanged for shares of our Granite Ridge Common Stock pursuant to the Offer will remain outstanding subject to their current terms, or amended terms if the Warrant Amendment is approved. If the Warrant Amendment is approved, the Company intends to require the exchange of all outstanding warrants for shares of Granite Ridge Common Stock as provided in the Warrant Amendment.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

(1) the Prospectus/Offer to Exchange;

(2) the Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment, and tendering warrants for exchange and for the information of your clients for whose accounts you hold warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender warrants and provide consent;

(3) the Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

(4) a form of letter which may be sent by you to your clients for whose accounts you hold warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

(5) a return envelope addressed to Continental Stock Transfer & Trust Company.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—General Terms—Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, on June 16, 2023, or such later time and date to which the Company may extend the Offer.

The Company will not pay any fees or commissions to any broker, dealer, or other person (other than the Exchange Agent, the information agent, dealer manager, and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Fees and Expenses”) for soliciting tenders of warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (800) 967-7635

Email: GRNT@dfking.com

Very truly yours,

Granite Ridge Resources, Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent, or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.